

Mail Stop 3233

July 18, 2018

<u>Via E-mail</u>
Benjamin S. Miller
c/o Rise Companies Corp.
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

> **Re: Fundrise Real Estate Investment Trust, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 7**
> **Response dated July 9, 2018**
> **File No. 024-10492**

Dear Mr. Miller:

We have reviewed your supplemental response and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note that subscribers in the offering will waive their right to a trial by jury in any litigation relating to the subscription agreement, the notes, or any other agreements related thereto. Please confirm that state law permits such a provision or provide a discussion addressing any questions to its enforceability, and revise to include a risk factor discussing the impact of the provision on shareholders. Please also revise your disclosure to discuss the applicability of the provision to claims made under the federal securities laws. To the extent the provision does not apply to such claims, please revise to affirmatively state that, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please clarify whether the jury trial waiver applies equally to primary and secondary purchasers. If not, please include a risk factor discussing the risks and impact on shareholders, and include disclosure explaining how the provision would be implemented and tracked.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities